

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2014

<u>Via E-mail</u>
Eric Stoppenhagen
President and Chief Financial Officer
DigiPath, Inc.
1328 W. Balboa Blvd., Suite C
Newport Beach, CA 92661

      Re: DigiPath, Inc.
            Preliminary Information Statement on Schedule 14C
            Filed March 3, 2014
            File No. 000-54239

Dear Mr. Stoppenhagen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Tom Kluck

                        Tom Kluck
                        Legal Branch Chief